VOTING AGREEMENT

I, Alexandra K Blankenship do hereby agree that the exclusive right to exercise of my Super Preferred Voting Share of AngioSoma, Inc., shall not be exercised except in agreement with founder, David P. Summers and agree to vote per his direction.

This agreement pertains solely on matters requiring the exercise of my super voting right.

________________________ January 25, 2017